
May 15, 2015

Robert J. Dickey
President and Chief Executive Officer
Gannett SpinCo, Inc.
7950 Jones Beach Drive
McClean, VA 22107

> **Re: Gannett SpinCo, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed May 1, 2015**
> **File No. 001-36874**

Dear Mr. Dickey:

We have reviewed your May 1, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2015 letter.

Form 10

Item 15. Financial Statements and Exhibits, page ii

1. Please revise the exhibit index to indicate that you will file the SpinCo 2015 Omnibus Incentive Compensation Plan and the Offer Letter with Ms. Engel.

Exhibit 99.1

Information Statement

Liquidity and capital resources, page 89

2. We note the revision to your disclosure in regard to changes in working capital in response to our prior comment 12. Please clarify what you mean by "routine" changes in working capital. In this regard, please provide a more fulsome discussion of the drivers underlying each working capital item, as well as the change in other assets and liabilities, that materially contributed to the change in your operating cash for the benefit of investors. For example, you may want to discuss the decrease in taxes payable for 2014 despite an increase in current income taxes for 2014 as indicated in note 9 of the notes to the combined financial statements, the correlation between the disclosed declining revenues that decreased operating cash for 2014 and the associated decrease in trade receivables that increased operating cash for 2014, and the specific accrued expenses and other assets and liabilities that changed between 2014 and 2013 that impacted operating cash for 2014.

You may contact Effie Simpson at (202) 551-3346 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Victor Goldfeld
       Wachtell, Lipton, Rosen & Katz